

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 28, 2008

Steven Kass
Chief Financial Officer
Tofutti Brands Inc.
50 Jackson Drive
Cranford, New Jersey 07016

> **Re: Tofutti Brands Inc.**
> **Form 10-KSB for Fiscal Year Ended December 29, 2007**
> **Filed April 14, 2008**
> **File No. 001-09009**

Dear Mr. Kass:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 29, 2007

Item 8A. Controls and Procedures, page 21

1. We note that you do not disclose the conclusions of your chief executive and chief financial officers, regarding the effectiveness of your disclosure controls and procedures as of December 29, 2007. Given that your internal control over financial reporting was not effective, we anticipate a similar conclusion for your disclosure controls and procedures. If you disagree, please contact us by telephone to discuss your position in advance of your reply. Otherwise, please

amend your filing to include the information required by Item 307 of Regulation S-B.

Additionally, we note that you have not indicated whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect your internal control over financial reporting. Please comply with Item 308(c) of Regulation S-B.

<u>Exhibit 31.1 and Exhibit 31.2</u>

2.   Items 4(b) and 4(c) of your Section 302(a) Certifications located at Exhibits 31.1 and 31.2 do not conform with the required language provided by Item 601(b) of Regulation S-B. Please revise your certifications to include the appropriate representations.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief